UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2008

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations

On January 8, 2008, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2007.  This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2008 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2008 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: January 14, 2008

EXFO Reports First-Quarter Results for Fiscal 2008

▪	Sales increase 15.3% year-over-year to US$41.0 million, top of guidance range
▪	Net bookings improve 18.2% year-over-year for a book-to-bill ratio of 1.07
▪	GAAP net results amount to US$0.00 per share, given high Canadian/US exchange rate
▪	Several major products launched, including AXS-200 test platform, 40G/43G SONET/SDH test module for FTB-400 platform and a combined single-end CD and PMD test module

QUEBEC CITY, CANADA, January 8, 2008—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the first quarter ended November 30, 2007.

Sales increased 15.3.% to US$41.0 million in the first quarter of fiscal 2008 from US$35.5 million in the first quarter of 2007, but decreased 4.6% from US$43.0 million in the fourth quarter of 2007. Net bookings improved by 18.2% year-over-year to US$43.7 million for a book-to-bill ratio of 1.07 in the first quarter of fiscal 2007 from US$37.0 million in the same period last year and 10.5% from US$39.5 million in the fourth quarter of 2007.

Gross margin amounted to 55.7% of sales in the first quarter of fiscal 2008 compared to 57.2% in the first quarter of 2007 and 57.9% in the fourth quarter of 2007. The drop in gross margin is mainly due to the significant and rapid increase in the Canadian/US exchange rate, product and geographical mix, as well as ramp-up costs related to a manufacturing plant in China.

GAAP net loss in the first quarter of fiscal 2008 totaled US$0.1 million, or US$0.00 per share, compared to GAAP net earnings of US$3.5 million, or US$ 0.05 per diluted share, in the same period last year and GAAP net earnings of US$33.5 million, or US$0.48 per diluted share in the fourth quarter of 2007 (including US$24.6 million in recognition of previously unrecognized future income taxes, US$3.2 million for the recognition of previously unrecognized R&D tax credits and US$1.1 million from a government grant recovery). GAAP net loss in the first quarter of fiscal 2008 included US$0.3 million in stock-based compensation costs and US$0.5 million in after-tax amortization of intangible assets.

“I’m satisfied sales reached the high end of our guidance range and that bookings were solid in the first quarter, especially with 19.8% and 18.2% year-over-year growth in sales and bookings for our Telecom Division,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “We are following an aggressive profitable growth strategy that allowed us to increase our gross margin and profitability in each of the last five fiscal years, despite an average annual increase of 6.4% in the Canadian/US exchange rate. In addition, we implemented corrective actions to absorb the 6.9% surge of the exchange rate in the first quarter. We now expect that earnings in the second half of fiscal 2008 will be comparable (excluding one-time items) to the second half of 2007, assuming the Canadian dollar remains at par or below.”

“We remain committed to achieving our 20% sales growth target for the fiscal year based on our key market-driven product launches, increased intensity in our sales and marketing activities worldwide, and strong execution that strengthen competitive advantages in our optical, protocol and access businesses, where we anticipate making market-share gains.,” Mr. Lamonde added.

Selected Financial Information
(In thousands of US dollars)

Segmented results:	Q1 2008	Q4 2007	Q1 2007
	(unaudited)	(unaudited)	(unaudited)
Sales:
Telecom Division	$35,365	$37,199	$29,522
Life Sciences and Industrial Division	5,620	5,776	6,025
Total	$40,985	$42,975	$35,547

Earnings from operations:
Telecom Division	$21	$8,108	$1,803
Life Sciences and Industrial Division	281	994	956
Total	$302	$9,102	$2,759

Other selected information:
GAAP net earnings (loss)	$(93)	$33,484	$3,533
After-tax amortization of intangible assets	$499	$699	$882
Stock-based compensation costs	$301	$277	$285
Government grants	$–	$(1,079)	$–
Recognition of previously unrecognized future income taxes	$–	$(24,566)	$–
Recognition of previously unrecognized R&D tax credits	$–	$(3,162)	$–

Operating Expenses
Selling and administrative expenses amounted to US$14.8 million, or 36.2% of sales, in the first quarter of fiscal 2008 compared to US$11.5 million, or 32.5% of sales, in the same period last year and US$13.0 million, or 30.3% of sales, in the fourth quarter of 2007.

Gross research and development expenses totaled US$7.5 million, or 18.3% of sales, in the first quarter of fiscal 2008 compared to US$5.5 million, or 15.5% of sales, in the first quarter of 2007 and US$7.1 million, or 16.6% of sales, in the fourth quarter of 2007.

Net R&D expenses totaled US$6.0 million, or 14.7% of sales, in the first quarter of fiscal 2008 compared to US$4.4 million, or 12.2% of sales, in the same period last year and US$2.3 million (including US$3.2 million for the recognition of previously unrecognized R&D tax credits), or 5.4% of sales, in the fourth quarter of 2007.

First-Quarter Business Highlights
Market expansion — EXFO delivered sales growth of 15.3% and bookings growth of 18.2% year-over-year mainly due to market-share gains in optical and protocol testing and a positive spending environment. The Telecom Division increased its sales 19.8% year-over-year, while the Life Sciences and Industrial Division experienced a 6.7% drop during the same period due to less sales of fluorescence microscopy and light-based spot curing products. The corporate performance metric for sales growth in fiscal 2008 has been established at 20% year-over-year. Sales and marketing teams were expanded in recent quarters in order to exploit the launch of several new products.

Profitability — EXFO reported a GAAP net loss of US$0.1 million, or US$0.00 per share, mainly due to fluctuations in the Canadian/US exchange rate, which impacted the company’s operating expenses and foreign exchange loss. Gross margin pressure― created by more sales to the Asia-Pacific region and less shipments of protocol products ― higher operating costs, one-time cost-reduction measures and non-deductible tax items also negatively affected earnings in the first quarter. In terms of GAAP earnings from operations, it reached 0.7% in the first quarter versus the company’s stated goal of 8% for the fiscal year.

Innovation —EXFO launched six new products in the first quarter including a multi-service, multi-medium modular handheld platform for characterizing and troubleshooting access networks (AXS-200 SharpTESTER) with cost-effective modules for the rapid installation and maintenance of ADSL/ADSL2/ADSL2+ (AXS-200/620) and Ethernet/IP services (AXS-200/850), as well as a compact multi-service transport test set that combines next-generation SONET/SDH and Ethernet testing inside a single module for its FTB-200, FTB-400 and IQS-500 test platforms (8120NGE at 2.5 Gbit/s and 8130NGE at 10 Gbit/s). Following the quarter-end, the company released two additional key products, namely a 40/43 Gbit/s SONET/SDH and OTN field-test module (hosted in the FTB-400 test platform) for high-speed optical networks and an all-in-one, single-end CD and PMD Analyzer (for the FTB-200 and FTB-400 test platforms) that requires only one technician to characterize a link from a single end. Sales from products that have been on the market two years or less represented 33.8% of total sales in the first quarter of fiscal 2008, while the company’s published goal is 30% for the fiscal year.

Business Outlook
Although EXFO’s second quarter, which includes the months of December, January and February, is usually seasonally weak, the company forecasted sales between US$40.0 million and US$43.0 million and GAAP net results between a loss of US$0.02 per share and earnings of US$0.01 per share. GAAP net results include US$0.01 per share in stock-based compensation costs and after-tax amortization of intangible assets as well as US$0.02 per share to account for the reduced tax rate on future income tax assets that was recently enacted in Canada.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the first quarter of fiscal 2008. To listen to the conference call and participate in the question period via telephone, dial 1-416-620-5690. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until midnight on January 15, 2008. The replay number is 1-402-977-9141 and the reservation number is 21361059. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

About EXFO
EXFO is a Tier-1 test and measurement expert in the global telecommunications industry, especially in the portable test market segment. The Telecom Division, which represents about 85% of the company's business, offers a full suite of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. EXFO is the global market leader for portable optical test solutions with an estimated 25.5% market share and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Its Windows-based modular AXS-200, FTB-200, FTB-400 and IQS-500 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Life Sciences and Industrial Division offers value-added light-based solutions in high-precision medical device and opto-electronics assembly sectors, and advanced fluorescence microscopy and electrophysiology solutions for the life sciences sector. For more information about EXFO’s Telecom Division, visit www.EXFO.com, and for its Life Sciences and Industrial Division, visit www.EXFO-lifesciences.com.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at November 30 2007	As at August 31, 2007

	(unaudited)
Assets

Current assets
Cash	$5,521		$5,541
Short-term investments (note 2)	127,185		124,217
Accounts receivable
Trade, less allowance for doubtful accounts of $211($206 as at August 31, 2007)	26,572		26,699
Other (note 2)	7,057		2,479
Income taxes and tax credits recoverable	7,108		6,310
Inventories (note 3)	33,369		31,513
Prepaid expenses	2,062		1,391
Future income taxes	6,725		7,609

	215,599		205,759

Property, plant and equipment	20,099		18,117

Intangible assets	9,527		9,628

Goodwill	29,905		28,437

Future income taxes	17,980		17,197

	$293,110		$279,138
Liabilities

Current liabilities
Bank loan	$676	$	−
Accounts payable and accrued liabilities (note 4)	18,578		22,721
Deferred revenue	2,948		2,598

	22,202		25,319

Deferred revenue	3,720		3,414

Future income taxes	272		240

	26,194		28,973

Contingency (note 5)

Shareholders’ Equity

Share capital (note 6)	149,886		150,019
Contributed surplus	4,767		4,453
Retained earnings	42,198		42,275
Accumulated other comprehensive income (note 2)	70,065		53,418

	266,916		250,165

	$293,110		$279,138

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended November 30,

	2007	2006

Sales	$40,985	$35,547

Cost of sales(1, 2)	18,144	15,229

Gross margin	22,841	20,318

Operating expenses
Selling and administrative(1)	14,817	11,542
Net research and development(1) (note 7)	6,012	4,354
Amortization of property, plant and equipment	976	781
Amortization of intangible assets	734	882

Total operating expenses	22,539	17,559

Earnings from operations	302	2,759

Interest income	1,483	1,172
Foreign exchange gain (loss)	(616)	383

Earnings before income taxes	1,169	4,314

Income taxes (note 8)
Current	1,181	781
Future	81	−

	1,262	781

Net earnings (loss) for the period	$(93)	$3,533

Basic and diluted net earnings (loss) per share	$(0.00)	$0.05

Basic weighted average number of shares outstanding (000’s)	69,000	68,775

Diluted weighted average number of shares outstanding (000’s) (note 9)	69,000	69,385

(1) Stock-based compensation costs included in:
Cost of sales	$37	$34
Selling and administrative	197	197
Net research and development	67	54

	$301	$285

(2)	The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Statements of Comprehensive Income (Loss)
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)
	Three months ended November 30,

	2007	2006

Net earnings (loss) for the period	$(93)	$3,533
Foreign currency translation adjustment	13,906	(6,026)
Changes in unrealized losses on short-term investments	39	−
Unrealized gains on forward exchange contracts, net of future income taxes of $624	1,325	−
Reclassification of realized gains on forward exchange contracts in net loss, net of future income taxes of $243	(516)	−

Comprehensive income (loss)	$14,661	$(2,493)

Accumulated other comprehensive income
	Three months ended November 30,

	2007	2006

Foreign currency translation adjustment
Cumulative effect of prior periods	$53,418	$43,537
Current period	13,906	(6,026)

	67,324	37,511

Unrealized gains on forward exchange contracts
Adjustment related to the implementation of new accounting standards (note 2)	1,948	−
Current period, net of future income taxes of $381	809	−

	2,757	−
Unrealized losses on short-term investments
Adjustment related to the implementation of new accounting standards (note 2)	(55)	−
Current period	39	−

	(16)	−

Accumulated other comprehensive income	$70,065	$37,511

Total retained earnings and accumulated other comprehensive income amounted to $41,044 and $112,263 as of November 30, 2006 and 2007, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Retained Earnings and Contributed Surplus

(in thousands of US dollars)

Retained earnings
	Three months ended November 30,

	2007	2006

Balance – Beginning of the period	$42,275	$	−

Add (deduct)
Adjustment related to the implementation of new accounting standards (note 2)	55		−
Net earnings (loss) for the period	(93)		3,533
Premium on redemption of share capital (note 6)	(39)		−

Balance – End of the period	$42,198		$3,533

Contributed surplus
	Three months ended November 30,

	2007	2006

Balance – Beginning of the period	$4,453	$3,776

Add (deduct)
Stock-based compensation costs	316	282
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	(2)	(47)

Balance – End of the period	$4,767	$4,011

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended November 30,

	2007	2006

Cash flows from operating activities
Net earnings (loss) for the period	$(93)	$3,533
Add (deduct) items not affecting cash
Discount on short-term investments	902	414
Stock-based compensation costs	301	285
Amortization	1,710	1,663
Deferred revenue	351	494
Government grants	−	(22)
Future income taxes	81	−

	3,252	6,367
Change in non-cash operating items
Accounts receivable	1,166	(3,035)
Income taxes and tax credits	(458)	(418)
Inventories	(87)	381
Prepaid expenses	(612)	2
Accounts payable and accrued liabilities	(5,694)	36

	(2,433)	3,333
Cash flows from investing activities
Additions to short-term investments	(211,453)	(194,266)
Proceeds from disposal and maturity of short-term investments	214,571	191,503
Additions to capital assets (1)	(1,573)	(811)
Net proceeds from disposal of capital assets	−	1,228

	1,545	(2,346)
Cash flows from financing activities
Changes in bank loan	699	−
Repayment of long-term debt	−	(27)
Redemption of share capital (note 6)	(174)	−
Exercise of stock options	−	121

	525	94

Effect of foreign exchange rate changes on cash	343	(193)

Change in cash	(20)	888

Cash – Beginning of the period	5,541	6,853

Cash – End of the period	$5,521	$7,741

(1)            As at November 30, 2006 and 2007, unpaid purchases of capital assets amounted to $184 and $852, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1.	Interim financial information

The financial information as at November 30, 2007, and for the three-month periods ended November 30, 2006 and 2007, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except for changes as described in note 2. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

2.	New accounting standards and pronouncements

Adopted in fiscal 2008

On September 1, 2007, the company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, ‘’Comprehensive Income’’, Section 3251, Equity’’, Section 3855, ‘’Financial Instruments – Recognition and Measurement’’, and Section 3865, ‘’Hedges’’. Sections 3251 and 3865 have been adopted prospectively while Section 3855 has been applied retroactively, without restatement of prior years’ financial statements, and Section 1530 has been applied retroactively with restatement of prior years’ financial statements.

Following the adoption of Section 3855, the company classified its financial instruments as follows:

Cash

Cash is classified as financial assets held for trading and is carried at fair value in the balance sheet and any changes in its fair value is reflected in net earnings.

Short-term investments

The company has elected to classify its short-term investments as available-for-sale securities, and therefore they are carried at fair value in the balance sheet and any changes in their fair value are reflected in accumulated other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the statements of earnings. Also, upon the adoption of this new standard, unrealized losses on short-term investments as of August 31, 2007, in the amount of $55,000 (previously recorded in the statements of earnings), have been reclassified from the opening balance of retained earnings to the opening balance of accumulated other comprehensive income for the three months ended November 30, 2007.

Interest income on short-term investments is recorded in interest income in the statements of earnings and in cash flows from operating activities in the statements of cash flows.

The fair value of these assets as of November 30, 2007, amounted to $127,185,000.

Accounts receivable

Accounts receivable are classified as loans and receivable. After their initial measurement at fair value, they are carried at amortized cost, which generally corresponds to cost due to their short-term maturity.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Bank loan and accounts payable and accrued liabilities

Bank loan and accounts payable and accrued liabilities are classified as other financial liabilities. They are initially presented at their fair value. Subsequent measurements are at cost, net of amortization, using the effective interest rate method. For the company, that value corresponds to cost either as a result of their short-term maturity or the floating-rate nature of some loans.

Forward exchange contracts

Forward exchange contracts, which qualify for hedge accounting, are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable. They are recorded at fair value in the balance sheet, and changes in their fair value are reported in accumulated other comprehensive income. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in the statements of earnings. Unrecognized gains on forward exchange contracts as of August 31, 2007, in the amount of $1,948,000, net of future income taxes of $916,000, have been reflected as an adjustment to the opening balance of accumulated other comprehensive income for the three months ended November 30, 2007. The forward exchange contracts are presented in other receivables in the balance sheet.

Based on the portfolio of forward exchange contracts as of November 30, 2007, the company estimates that the portion of the unrecognized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next twelve months amounts to $3,458,000.

Cumulative foreign currency translation adjustment

The cumulative foreign currency translation adjustment, which is solely the result of the translation of the company’s consolidated financial statements in US dollars (the reporting currency), represents a component of accumulated other comprehensive income for all periods presented. This item was previously presented as a separate component of shareholders’ equity.

Transition

The company has elected to use September 1, 2002, as the transition date for embedded derivatives.

Other than the adjustments described above for the short-term investments and the forward exchange contracts, the recognition, derecognition and measurement methods used to prepare the consolidated financial statements have not changed from the methods of periods prior to the effective date of the new standards. Consequently, there were no further adjustments to record on transition.

On September 1, 2007, the company adopted Section 1506, “Accounting Changes”. This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosure is provided below. The adoption of this Section had no effects on the company’s consolidated financial statements for the three months ended November 30, 2007.

To be adopted after fiscal 2008

In December 2006, the CICA issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Section 3862 is the Canadian equivalent to International Financial Reporting Standards (IFRS) 7, “Financial Instruments − Disclosures”, and replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 converges with the capital disclosures amendments to International Accounting Standards (IAS) 1, “Presentation of Financial Statements”. Section 1535 applies to all entities regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

Sections 1535, 3862 and 3863 apply to fiscal years beginning on or after October 1, 2007. The company will adopt these new standards on September 1, 2008, and is currently assessing the effects these new standards will have on its consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories”, to harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. The company will adopt this new standard on September 1, 2008, and is currently assessing the effects this new standard will have on its consolidated financial statements.

3.	Inventories

	As at November 30, 2007	As at August 31, 2007

	(unaudited)

Raw materials	$17,806	$16,898
Work in progress	1,356	1,387
Finished goods	14,207	13,228

	$33,369	$31,513

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4.	Accounts payable and accrued liabilities

	As at November 30, 2007	As at August 31, 2007

	(unaudited)

Trade	$8,723	$11,749
Salaries and social benefits	6,603	7,929
Warranty	850	800
Commissions	868	824
Other	1,534	1,419

	$18,578	$22,721

Changes in the warranty provision are as follows:

	Three months ended November 30,

	2007	2006

	(unaudited)

Balance – Beginning of the period	$800	$1,006
Provision	159	270
Settlements	(109)	(421)

Balance – End of the period	$850	$855

5.	Contingency

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933.  This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval.  The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006.  The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated.  The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petitionfor rehearing of that decisionand,on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement.  On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. Briefing on the motions to dismiss is scheduled to be completed in January 2008, and briefing on the class certification motion is ongoing.

Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. The company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at November 30, 2007.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
6.	Share capital

On November 5, 2007, the Board of Directors of the company approved a share repurchase program, by way of a normal course issuer bid on the open market, of up to 9.9% of the company’s public float (as defined by the Toronto Stock Exchange), or 2,869,585 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid started on November 8, 2007, and will end on November 7, 2008, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require the company to repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased by the company under the bid will be canceled.

From November 8 to November 30, 2007, the company redeemed 29,200 subordinate voting shares for a total amount of $174,000. The excess of the redemption price over the stated value of the subordinate voting shares of $39,000 has been recorded as a reduction of retained earnings.

The following tables summarize changes in share capital for the three months ended November 30, 2006 and 2007:

	Three months ended November 30, 2006
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

	(unaudited)

Balance as at August 31, 2006	37,143,000	$1	31,609,969	$148,920	$148,921
Exercise of stock options	–	–	41,550	121	121
Redemption of restricted share units	–	–	88	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	47	47

Balance as at November 30, 2006	37,143,000	$1	31,651,607	$149,088	$149,089

	Three months ended November 30, 2007
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

	(unaudited)

Balance as at August 31, 2007	36,643,000	$1	32,361,561	$150,018	$150,019
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2	2
Redemption of share capital	–	–	(29,200)	(135)	(135)

Balance as at November 30, 2007	36,643,000	$1	32,332,361	$149,885	$149,886

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

7.	Net research and development expenses

	Three months ended November 30,

	2007	2006

	(unaudited)

Gross research and development expenses	$7,486	$5,509
Research and development tax credits and grants	(1,474)	(1,155)

	$6,012	$4,354

8.	Income taxes

For the three months ended November 30, 2006 and 2007, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended November 30,

	2007	2006

	(unaudited)

Income tax provision at combined Canadian federal and provincial statutory tax rate (32%)	$374	$1,380

Increase (decrease) due to:
Income taxed at different rates	88	59
Non-taxable income	(81)	(59)
Non-deductible expenses	222	254
Change in tax rates	(2)	271
Foreign exchange effect of translation of foreign integrated subsidiaries	127	80
Other	159	(123)
Utilization of previously unrecognized future income tax assets	−	(1,339)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	375	258

	$1,262	$781

The income tax provision consists of the following:

Current	$1,181	$781

Future	(294)	1,081
Valuation allowance	375	(1,081)

	81	−

	$1,262	$781

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For the three months ended November 30, 2006, the company recorded a full valuation allowance against its future income tax assets. During that period, the company recorded an income tax expense of $781,000. Most of this expense represents income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

9.	Earnings per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended November 30,

	2007	2006

	(unaudited)

Basic weighted average number of shares outstanding (000’s)	69,000	68,775
Plus dilutive effect of:
Stock options (000’s)	401	435
Restricted share units (000’s)	201	132
Deferred share units (000’s)	70	43

Diluted weighted average number of shares outstanding (000’s)	69,672	69,385

Stock awards excluded from the calculation of the diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	1,118	1,385

The diluted net loss per share for the three months ended November 30, 2007, was the same as the basic net loss per share since the dilutive effect of stock options, restricted share units and deferred share units should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, the diluted net loss per share for that period was calculated using the basic weighted average number of shares outstanding.

10.	Segment information

The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions to network service providers, cable TV operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division mainly leverages developed and acquired core telecom technologies for high-precision assembly and research sectors.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables set out information by segment:

	Three months ended November 30, 2007

	Telecom Division	Life Sciences and Industrial Division	Total

		(unaudited)

Sales	$35,365	$5,620	$40,985
Earnings from operations	$21	$281	$302
Unallocated items
Interest income			1,483
Foreign exchange loss			(616)

Earnings before income taxes			1,169
Income taxes			1,262

Net loss for the period			$(93)

	Three months ended November 30, 2006

	Telecom Division	Life Sciences and Industrial Division	Total

		(unaudited)

Sales	$29,522	$6,025	$35,547
Earnings from operations	$1,803	$956	$2,759
Unallocated items
Interest income			1,172
Foreign exchange loss			383

Earnings before income taxes			4,314
Income taxes			781

Net loss for the period			$3,533

Total assets by reportable segment are detailed as follows:

	As at November 30, 2007	As at August 31, 2007

	(unaudited)
Total assets
Telecom Division	$118,668	$109,065
Life Sciences and Industrial Division	9,923	9,199
Unallocated assets	164,519	160,874

	$293,110	$279,138

Unallocated assets are comprised of cash, short-term investments, income taxes and tax credits recoverable and future income tax assets.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

11.	Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

Comprehensive income (loss) under U.S. GAAP

	Three months ended November 30,

	2007	2006

	(unaudited)

Net earnings (loss) for the period in accordance with Canadian GAAP and U.S. GAAP	$(93)	$3,533
Foreign currency translation adjustment	13,182	(5,832)
Changes in unrealized losses on available-for-sale securities	39	−
Unrealized gains (losses) on forward exchange contracts, net of future income taxes of $624 (nil in 2007)	1,325	(2,075)
Reclassification of realized gains on forward exchange contracts in net earnings (loss), net of future income taxes of $243 (nil in 2007)	(516)	(736)

Comprehensive income (loss)	$13,937	$(5,110)

Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP	$(0.00)	$0.05

Basic weighted average number of shares outstanding (000’s)	69,000	68,775
Diluted weighted average number of shares outstanding (000’s)	69,000	69,385

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

	As at November 30, 2007	As at August 31, 2007

	(unaudited)

Shareholders’ equity in accordance with Canadian GAAP	$266,916	$250,165
Forward exchange contracts (note 2)	–	2,864
Goodwill	(13,421)	(12,697)
Future income tax assets (note 2)	–	(916)
Stock appreciation rights	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP	$253,422	$239,343

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the shareholders’ equity activity under U.S. GAAP since August 31, 2007:

	Share capital	Contributed surplus	Deficit	Other capital	Accumulated other comprehensive income	Shareholders’ equity

	(unaudited)

Balance as at August 31, 2007	$599,519	$1,537	$(416,687)	$4,684	$50,290	$239,343

Net loss for the period	–	–	(93)	–	–	(93)
Stock-based compensation costs	–	–	–	316	–	316
Foreign currency translation adjustment	–	–	–	–	13,182	13,182
Unrealized losses on available-for-sale securities	–	–	–	–	39	39
Net unrealized gains on forward exchange contracts, net of future income taxes	–	–	–	–	809	809
Reclassification of stock-based compensation costs upon exercise of stock awards	2	–	–	(2)	–	–
Redemption of share capital	(135)	–	(39)	–	–	(174)

Balance as at November 30, 2007	$599,386	$1,537	$(416,819)	$4,998	$64,320	$253,422

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Accumulated other comprehensive income under U.S. GAAP is comprised of the following:

	As at November 30, 2007	As at August 31, 2007

	(unaudited)

Foreign currency translation adjustment
Current period	$13,182	$9,218
Cumulative effect of prior periods	48,397	39,179

	61,579	48,397
Unrealized gains (losses) on forward exchange contracts
Current period, net of future income taxes of $381 ($916 as at August 31, 2007)	809	(3,503)
Cumulative effect of prior periods, net of future income taxes of $916 (nil as at August 31, 2007)	1,948	5,451

	2,757	1,948
Unrealized losses on available-for-sale securities
Current period	39	(55)
Cumulative effect of prior periods	(55)	−

	(16)	(55)

	$64,320	$50,290

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses. Under U.S. GAAP, tax credits that are utilizable against income taxes payable are recorded in the income taxes. These tax credits amounted to $771,000 and $980,000 for the three months ended November 30, 2006 and 2007, respectively. This difference has no impact on the net earnings and the net earnings per share for the reporting periods.

Statements of cash flows

For the three months ended November 30, 2006 and 2007, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

New accounting standards and pronouncements

Adopted in fiscal 2008

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning after December 15, 2006. The company adopted this interpretation on September 1, 2007, and its adoption had no impact on the company consolidated financial statements. Upon the adoption of FIN 48, the company elected to classify interest and penalties in interest expense.

To be adopted after fiscal 2008

On September 15, 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP and is applicable to other accounting pronouncements, in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007. The company will adopt this statement on September 1, 2008, and has not yet assessed the impact its adoption will have on its consolidated financial statements.

On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The company will adopt this statement on September 1, 2008 and has not yet determined if it will elect to use the fair value option.

On December 4, 2007, the FASB issued SFAS 141(R), “Business Combinations”, and SFAS 160, “Noncontrolling   Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. These new standards will significantly change the accounting and reporting for business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The company is currently evaluating the impact of adopting SFAS 141(R) and SFAS 160 on its consolidated financial statements.

12.	Subsequent event

On December 14, 2007, reductions to the Canadian federal statutory tax rate, previously announced by the Canadian federal Government were enacted. Therefore, based on the company’s best estimates, Canadian federal future income tax assets should decrease by approximately $1,500,000, and generate a future income tax expense for the same amount. This reduction in future income tax assets will be recorded in the company’s interim consolidated financial statements for the three- and six-month periods ending February 29, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated January 3, 2008.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The fundamentals of the wireline telecom industry are fairly robust in most regions of the world, based upon exponential growth in bandwidth demand, intense competition – mainly in the United States – between telecom operators (telcos) and cable companies (cablecos) pushing massive network investments, and significant operational efficiencies and service revenues generated by fully converged IP (Internet protocol) networks.

Global Internet bandwidth grew at a compound annual growth rate (CAGR) of 45% from 2003 to 2006, according to TeleGeography Research. This trend is likely to remain steady, if not accelerate, with the upcoming anticipation and explosion of IPTV (Internet protocol television) and HD-IPTV (high-definition Internet protocol television), as this will consume a colossal amount of additional bandwidth. As a result, telcos and cablecos are investing substantially in their access networks in order to provide differentiated, revenue-generating services to attract and retain consumers who are increasingly relying on broadband network services for their work, entertainment and everyday activities. From a telco perspective, it is  now clear that fiber-to-the-premises (FTTP) will become the access network architecture of choice, which will allow them to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth requirements are growing from the 1 to 5 Mbit/s (megabits per second) of the past to the 30 to 100 Mbit/s required in the future to assure multiple HD-IPTV channels, online gaming, high-speed content-rich Internet, VoIP (voice-over-Internet-protocol) telephony, and a myriad of additional IP-based applications. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also keep expanding in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed faster.

These investment decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as operating costs are less than FTTC and FTTN. It is important to mention that the cost of deploying fiber-to-the-home (FTTH) has largely been falling over the last three years as volume increased and deployment tools, like those we offer, are making the task increasingly easier. We are only at the early stages of fiber deployments in access networks both in the Americas and around the world.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies, such as 43 Gbit/s (gigabits per second) SONET/SDH and 100 Gbit/s Ethernet, because these solutions are expected to be significantly more economical, especially if one will be forced to dig trenches to deploy new fiber in metro or long-distance routes.

As telecommunication networks are being transformed to provide IP-based voice, video and data capabilities, the legacy SONET/SDH networks, which were designed in the 1980s and 1990s and implemented until 2005, will not be capable of efficiently carrying these emerging IP-based services as they are based on design standards aimed at public switched telephone network (PSTN) point-to-point voice transmission only. As a result, telcos are increasingly turning to more flexible and future-proof IP-based, next-generation networks to allow for more versatile and efficient transport of a new range of applications and services, and to offer customers higher-margin triple-play services while reducing their operating costs.

These market dynamics positively affected telecom test and measurement suppliers in the first quarter of 2008 and should persist in following quarters, unless global macro-economic forces, especially in the United States, instigate a slowdown in capital spending.

COMPANY OVERVIEW

We reported sales of $41.0 million in the first quarter of fiscal 2008, which represented an increase of 15.3% year-over-year. Our corporate performance metric for sales growth in fiscal 2008 was established at 20% year-over-year. Net accepted orders amounted to $43.7 million in the first quarter of fiscal 2008 for a book-to-bill ratio of 1.07.

Looking at the bottom line, we incurred a GAAP net loss of $93,000, or $0.00 per share, in the first quarter of fiscal 2008, compared to net earnings of $3.5 million, or $0.05 per diluted share, for the same period last year.  Net loss per share in the first quarter of 2008 included charges of $0.01 for stock-based compensation costs and the after-tax amortization expense for intangible assets. In terms of earnings from operations, it reached 0.7% of sales in the first quarter of fiscal 2008 compared to our stated goal of 8% for the whole fiscal year.

During the first quarter of fiscal 2008, we faced a substantial and sudden increase in the value of the Canadian dollar versus the US dollar, which had a two-fold impact on our financial results. Firstly, the average value of the Canadian dollar increased 13.8% in the first quarter of fiscal 2008, compared to the same period last year. Given that most of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial resulted were negatively affected. Secondly, we incurred an exchange loss of $616,000, or $0.01 per share in the first quarter of fiscal 2008, which represents the effect of the increase in the value of the Canadian dollar versus the US dollar on our balance sheet items denominated in foreign currencies. In comparison, for the same period last year, we reported a foreign exchange gain of $383,000, or $0.01 per share.

On November 5, 2007, the Board of Directors approved a share repurchase program, by way of normal course issuer bid on the open market, up to 9.9% of our public float (as defined by the Toronto Stock Exchange), or 2.9 million of subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments, or future cash flows from operating activities to fund the repurchase of shares. The normal course issuer bid started on November 8, 2007, and will end on November 7, 2008, or an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time, without prior notice. All shares repurchased under the bid will be canceled. During the first quarter of fiscal 2008, we redeemed 29,200 subordinated voting shares for a total consideration of $174,000.

During the first quarter of fiscal 2008, we launched six new products, including a multiservice, multimedium modular handheld platform for characterizing and troubleshooting access networks (AXS-200 SharpTESTER) with related modules for the rapid installation and maintenance of ADSL/ADSL2/ADSL2+ (AXS-200/620) and Ethernet/IP services (AXS-200/850), as well as a compact multiservice transport test set that combines next-generation SONET/SDH and Ethernet testing inside a single module (FTB-8120NGE/FTB-8130NGE Power Blazer). Following the quarter-end, we released two additional key products, namely a 40/43 Gbit/s SONET/SDH field-test solution for high-speed optical networks (FTB-8140 Transport Blazer) and an all-in-one CD and PMD Analyzer (FTB-5700 Single-End Dispersion Analyzer) that requires only one technician to characterize a link from a single end. Sales from products that have been on the market two years or less represented 33.8% of total sales in the first quarter of fiscal 2008, while our published goal is 30% for the fiscal year.

On December 14, 2007, reductions to the Canadian federal statutory tax rate, previously announced by the Canadian federal Government were enacted. Therefore, based on our best estimates, our Canadian federal future income tax assets should decrease by approximately $1,500,000, and generate a future income tax expense for the same amount. This reduction in future income tax assets will be recorded in our interim consolidated financial statements for the three- and six-month periods ending February 29, 2008.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

For a complete description of our strategy and the related key performance indicators, as well as our capability to deliver results in fiscal 2008, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following details the changes in critical accounting policies that were adopted in fiscal 2008 and those to be adopted after 2008.

Adopted in fiscal 2008

On September 1, 2007, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, ‘’Comprehensive Income’’, Section 3251, Equity’’, Section 3855, ‘’Financial Instruments – Recognition and Measurement’’, and Section 3865, ‘’Hedges’’. Sections 3251 and 3865 have been adopted prospectively while Section 3855 has been applied retroactively, without restatement of prior years’ financial statements and Section 1530 has been applied retroactively with restatement of prior years’ financial statements.

    Following the adoption of Section 3855, the company classified its financial instruments as follows:

Cash

Cash is classified as financial assets held for trading and is carried at fair value in the balance sheet and any changes in its fair value is reflected in net earnings.

Short-term investments

We elected to classify our short-term investments as available-for-sale securities, and therefore, they are carried at fair value with any changes in their fair value being reflected in accumulated other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the statements of earnings. Also, upon the adoption of this new standard, unrealized losses on short-term investments as of August 31, 2007, in the amount of $55,000 (previously recorded in the statements of earnings), have been reclassified from the opening balance of retained earnings to the opening balance of accumulated other comprehensive income.

Accounts receivable

Accounts receivable are classified as loans and receivable. After their initial measurement at fair value, they are carried at amortized cost, which generally corresponds to cost due to their short-term maturity.

Bank loan and accounts payable and accrued liabilities

Bank loan and accounts payable and accrued liabilities are classified as other financial liabilities. They are initially presented at their fair value. Subsequent measurements are at cost, net of amortization, using the effective interest rate method. For the company, that value corresponds to cost either as a result of their short-term maturity or the floating-rate nature of some loans.

Forward exchange contracts

Our forward exchange contracts, which qualify for hedge accounting, are used to hedge anticipated US-dollar-denominated sales and the related accounts receivable. They are recorded at fair value in the balance sheet with changes in their fair value being reported in accumulated other comprehensive income. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in the statements of earnings. Unrecognized gains on forward exchange contracts as of August 31, 2007, in the amount of $1.9 million, net of future income taxes of $916,000, have been reflected as an adjustment to the opening balance of accumulated other comprehensive income. The forward exchange contracts are presented in other receivables in the balance sheet.

Cumulative translation adjustment

The cumulative translation adjustment, which is solely the result of the translation of our consolidated financial statements in US dollars (our reporting currency), represents a component of accumulated other comprehensive income for all periods presented. This item was previously presented as a separate component of shareholders’ equity.

Transition

       We elected to use September 1, 2002, as the transition date for embedded derivatives.

       Other than the adjustments described above for the short-term investments and the forward exchange contracts, the recognition, derecognition and measurement methods used to prepare the consolidated financial statements have not changed from the methods of periods prior to the effective date of the new standards. Consequently, there were no further adjustments to record on transition.

On September 1, 2007, we adopted Section 1506, “Accounting Changes”. This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. The adoption of this Section had no further effects on our consolidated financial statements for the three months ended November 30, 2007.

To be adopted after fiscal 2008

In December 2006, the CICA issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 is the Canadian equivalent to International Financial Reporting Standards (IFRS) 7, “Financial Instruments − Disclosures”, and replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 converges with the capital disclosures amendments to International Accounting Standards (IAS) 1, “Presentation of Financial Statements”. Section 1535 applies to all entities regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

Sections 1535, 3862 and 3863 apply to fiscal years beginning on or after October 1, 2007. We will adopt these new standards on September 1, 2008, and are currently assessing the effects these new standards will have on our consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories” to harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. We will adopt this new standard on September 1, 2008, and are currently assessing the effects this new standard will have on our consolidated financial statements.

RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the three months ended November 30, 2006 and 2007, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from United States generally accepted accounting principles (U.S. GAAP) are set out in note 11 to our interim consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars. The following table sets forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months ended November 30,		Three months ended November 30,

	2007	2006	2007	2006
	(unaudited)		(unaudited)
Consolidated statements of earnings data:
Sales	$40,985	$35,547	100.0%	100.0%
Cost of sales (1)	18,144	15,229	44.3	42.8
Gross margin	22,841	20,318	55.7	57.2
Operating expenses
Selling and administrative	14,817	11,542	36.2	32.5
Net research and development	6,012	4,354	14.7	12.2
Amortization of property, plant and equipment	976	781	2.3	2.2
Amortization of intangible assets	734	882	1.8	2.5
Total operating expenses	22,539	17,559	55.0	49.4
Earnings from operations	302	2,759	0.7	7.8
Interest income	1,483	1,172	3.7	3.3
Foreign exchange gain (loss)	(616)	383	(1.5)	1.1
Earnings before income taxes	1,169	4,314	2.9	12.2
Income taxes
Current	1,181	781	2.9	2.2
Future	81	−	0.2	−
	1,262	781	3.1	2.2
Net earnings (loss) for the period	$(93)	$3,533	(0.2)%	10.0%

Basic and diluted net earnings (loss) per share	$(0.00)	$0.05

Segment information:
Sales:
Telecom Division	$35,365	$29,522	86.3%	83.1%
Life Sciences and Industrial Division	5,620	6,025	13.7	16.9
	$40,985	$35,547	100.0%	100.0%

Earnings from operations:
Telecom Division	$21	$1,803	0.1%	5.1%
Life Sciences and Industrial Division	281	956	0.6	2.7
	$302	$2,759	0.7%	7.8%

Research and development data:
Gross research and development	$7,486	$5,509	18.3%	15.5%
Net research and development	$6,012	$4,354	14.7%	12.2%

(1) The cost of sales is exclusive of amortization, shown separately.

SALES

For the three months ended November 30, 2007, our global sales increased 15.3% to $41.0 million from $35.5 million for the same period last year, with an 86%-14% split in favor of our Telecom Division (83%-17% in 2007).

Telecom Division

For the three months ended November 30, 2007, our Telecom Division sales increased 19.8% to $35.4 million from $29.5 million for the same period last year.

During the first quarter of fiscal 2008, we posted significant sales growth due to market-share gains in optical testing and due to continued spending in access networks fueled by the competitive dynamic between telephone and cable companies.

During the first quarter of fiscal 2008, sales of our protocol test solutions were flat year-over-year. The stability in sales of protocol test solutions was more of a timing issue as bookings for that product line for the first quarter of fiscal 2008 increased 27.4% in the first quarter of 2008, compared to the same period last year. In addition, we recently launched two major and strategic protocol test solutions with the compact multiservice transport test set that combines next-generation SONET/SDH and Ethernet testing inside a single module (FTB-8120NGE/FTB-8130NGE Power Blazer) and the 40/43 Gbit/s SONET/SDH field-test solution for high-speed optical networks (FTB-8140 Transport Blazer). These new products provide significant competitive advantage and should contribute to the top line in the upcoming quarters. As a percentage of telecom sales, protocol test solutions represented more than 10% during the three months ended November 30, 2007.

Sales of our copper-access test solutions slightly increased year-over-year as large-scale IPTV deployments have been delayed until calendar 2008, which impacted our sales of the quarter to some extent. Also, during the first three months of fiscal 2008, we launched new added-value products that integrate Consultronics core knowledge and intellectual property; namely, the new AXS-200 SharpTESTER. These new innovative products have yet to contribute to our sales for this market segment.

Life Sciences and Industrial Division

For the three months ended November 30, 2007, sales of our Life Sciences and Industrial Division decreased 6.7% to $5.6 million from $6.0 million for the same period last year.

The decrease in sales in the first quarter of fiscal 2008, compared to the same period last year, comes from both curing and fluorescence illumination markets. A significant portion of sales of that Division is made via Original Equipment Manufacturer (OEM) agreements. Consequently, we are dependant, to some extent, on the buying pattern of our customers and our sales may fluctuate quarter-over-quarter.

Net Bookings

Overall, for the two divisions, net accepted orders increased 18.2% to $43.7 million in the first quarter of fiscal 2008 from $37.0 million for the same period last year. Our book-to-bill ratio rose to 1.07 in the first quarter of fiscal 2008, compared to 1.04 for the same period last year.

Geographic distribution

For the three months ended November 30, 2007, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 58%, 24% and 18% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 57%, 29% and 14% of global sales, respectively.

For the three months ended November 30, 2007, we reported sales increases in dollars in the Americas and APAC while sales to EMEA slightly decreased year-over-year. In fact, sales to the Americas and APAC increased (in dollars) 16.5% and 48.2%, respectively while sales to EMEA decreased 3.0% year-over-year.

In the Americas, the increase in sales in dollars during the three months ended November 30, 2007, compared to the same period last year comes from every region, where we witnessed an increase in sales of our optical test solutions. Despite the fact that sales to our top customer, who is located in the United States, decreased year-over-year, we were able to increase our sales to the Americas by 16.5% (in dollars) during the first quarter of fiscal 2008; this means that we have diversified our customer base year-over-year in this market. Sales to this customer represented $4.6 million, or 11.3% of global sales in the first quarter of 2008, compared to $4.9 million, or 13.9% of our global sales during the same period last year.

The slight decrease in sales in EMEA comes from Africa, where we shipped large orders in the first quarter of fiscal 2007. Otherwise, we reported sales growth in Europe, which is the main market in this geographic region. In fact, during the first quarter of fiscal 2008, we reported high bookings in EMEA market, following our efforts to aggressively develop this market in the last several years and investments to increase our sales presence and develop stronger support and service operations in this region. Many Tier-1 carriers in EMEA are migrating their traditional circuit-switched core networks to higher-speed, dense wavelength-division multiplexing (DWDM) and next-generation packet-based architectures, which is creating a market demand for our protocol test solutions and fiber characterization test kits. In addition, we are leveraging our FTTx leadership gained in the United States to provide consultancy with many of the early adopters in this field in EMEA.

In the APAC market, we are starting to see the impact of the introduction of some specific optical, protocol and life science and industrial products as we steadily increase our market presence in this growth region. Many of our new products are tailored for the Asian market and this allows us to be highly competitive in many opportunities; this explains the increase in sales in this region in the first quarter of fiscal 2008, compared to the corresponding period last year. However, a significant portion of our sales to this market are made through tenders, which vary in number and importance year-over-year.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. During the three months ended November 30, 2007, our top customer accounted for 11.3% ($4.6 million) of our global sales and our top three customers accounted for 16.5% of our global sales. For the corresponding period last year, the same single customer accounted for 13.9% ($4.9 million) of our global sales and our top three customers accounted for 19.5% of our global sales.

GROSS MARGIN

Gross margin amounted to 55.7% of sales for the three months ended November 30, 2007, compared to 57.2% for the same period last year.

The decrease in our gross margin in the first quarter of fiscal 2008, compared to the same period last year, can be explained by the following factors. First, the shift in product mix in favour of our optical test solutions compared to protocol and copper-access test solutions resulted in a lower gross margin in the first quarter of fiscal 2008, compared to the same period last year. Optical test solutions tend to have lower margins than protocol and copper-access product lines. In addition, the shift in the geographic distribution of sales in favour of APAC versus EMEA had a negative impact on our gross margin in the first quarter of fiscal 2008 compared to the same period last year. In fact, sales to APAC tend to have lower margins than sales to EMEA since we are facing higher pricing pressure in the APAC region. Furthermore, a stronger Canadian dollar, compared to the US dollar year-over-year, had a negative impact on our gross margin as some cost of sales items are denominated in Canadian dollars. Finally, the start-up of our own manufacturing activities in China, over the last few months, resulted in additional expenses, which reduced our gross margin in the first quarter of fiscal 2008, compared to the same period last year.

However, the increase in sales year-over-over resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs, which had a positive impact on our gross margin year-over-year.

Considering the expected sales growth in fiscal 2008, the expected increase in sales of protocol products (which tend to generate higher margins), the cost-effective design of our products, our manufacturing activities in China (which we believe should lower our cost of goods over time), our tight control on operating costs, we expect our gross margin to improve in 2008 and beyond. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs, challenges encountered in the ramp-up of our manufacturing facilities in China, and increases in product offerings by other suppliers in our industry. Finally, any further increase in the strength of the Canadian dollar would have a negative impact on our gross margin in fiscal 2008.

SELLING AND ADMINISTRATIVE

For the three months ended November 30, 2007, selling and administrative expenses were $14.8 million, or 36.2% of sales, compared to $11.5 million, or 32.5% of sales for the same period last year.

During the first quarter of fiscal 2008, the substantial  and sudden  increase in the  average value of the  Canadian dollar  compared to the  US dollar had a significant and negative impact on our selling and administrative expenses as more than half of these expenses are denominated in Canadian dollarsand also because these expenses increased year-over-year.In addition, during the first quarter of fiscal 2008, we continued intensifying our sales and marketing activities to develop our markets and leverage our significant research and development investments; this resulted in higher sales and marketing expenditures (including number of employees and expenses to support the launch of several new products and to increase brand name recognition), compared to the corresponding period last year. Furthermore, our overall commission expenses increased in the first quarter of fiscal 2008, compared to the same period last year, due to the increase in sales year-over-year. Finally, during the first quarter of fiscal 2008, we discontinued certain product lines, which led to the lay-off of some of our sales and marketing personnel,  resulting in severance expenses during that period. However, despite the significant increase in the average value of the Canadian dollar versus the US dollar and the growth of our business year-over-year (with among other things manufacturing and R&D activities in China and India), our G&A expenses remained relatively flat in dollar year-over-year due to tight control over these expenses.

For fiscal 2008, considering the actual value of the Canadian dollar compared to the US dollar, we expect our selling and administrative expenses to increase in dollars and reach the top of our expected range of 30% and 32% of sales. In particular, in fiscal 2008, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test, measurement and monitoring space, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any further increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

For the three months ended November 30, 2007, gross research and development expenses totalled $7.5 million, or 18.3% of sales, compared to $5.5 million, or 15.5% of sales for the same period last year.

During the first quarterof fiscal 2008, the significant and rapidincrease in the average value of the Canadian dollar compared to the US dollar had also a significant and negative effect on our gross research and development expenses as most of these expenses are denominated in Canadian dollars and also because these expenses increased year-over-year. In addition, we intensified our research and development activities, including additional employees, which resulted in more gross research and development expenses in both divisions during the first quarter of fiscal 2008, compared to the same period last year. Furthermore, we established a research and development center focused on software development in Pune, India, which resulted in increased expenses year-over-year. Finally, during the first quarter of fiscal 2008, we closed down our R&D operations in Budapest, Hungary, and certain R&D projects, which resulted in severance expenses during that period, causing our expenses to increase year-over-year.

The increase in our gross research and development expenses as a percentage of sales year-over-year is mainly due to the negative effect of the increased value of the Canadian dollar versus the US dollar year-over-year and the severance expenses incurred during the first quarter of fiscal 2008.

For the three months ended November 30, 2007, tax credits and grants from the Canadian federal and provincial governments for research and development activities were $1.5 million, or 19.7% of gross research and development expenses, compared to $1.2 million, or 21.0% of gross research and development expenses for the same period last year.

The increase in dollars of our tax credits and grants in the first quarter of fiscal 2008, compared to the same period last year is directly related to the increase in our gross research and development expenses as we were entitled to the same tax credits and grants programs. However, the decrease of research and development tax credits as a percentage of gross research and development expenses is mainly due to the fact that since the beginning of fiscal 2008, the portion of gross research and development incurred in Canada, where we are entitled to tax credits was lower than the same period last year following the establishment of our new software development center in India.

For the first quarter of fiscal 2008, 33.8% of our sales originated from products that have been on the market for two years or less, which is above our stated goal of 30% for fiscal 2008.

For fiscal 2008, we plan to increase our research and development expenses at about the same rate we grow our sales, given our focus on innovation, the addition of software features in our products, our desire to gain market shares and our goal to exceed customer needs and expectations. Also, we are increasingly taking advantage of talent pools around the world with the recent establishment of a research and development center focused on software development in Pune, India. Finally, any further increase in the strength of the Canadian dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months ended November 30, 2007, amortization of property, plant and equipment was $976,000, compared to $781,000 for the same period last year. The increase in the average value of the Canadian dollar versus to the US dollar in the first quarter of fiscal 2008, compared to the same period last year contributed to increase our amortization expenses as most of these expenses are denominated in Canadian dollars. In addition, the recent start-up of our own manufacturing and research and development facilities in China and India resulted in an increase in our amortization expenses during the first quarter of fiscal 2008 compared to the same period last year.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology. These intangible assets resulted in amortization expense of $734,000 during the first quarter of fiscal 2008, compared to $882,000 for the same period last year. The decrease in amortization expenses in the first quarter of fiscal 2008, compared to the same period last year, despite the increased strength of the Canadian dollar compared to the US dollar year-over-year is mainly due to the fact that some of our core technologies became fully amortized during the first quarter of fiscal 2007; namely, those related to our protocol activities.

INTEREST AND OTHER INCOME

For the three months ended November 30, 2007, interest income amounted to $1.5 million, compared to $1.2 million for the same period last year. The increase in our interest income in the first quarter of fiscal 2008, compared to the same period last year, is mainly due to the increase in interest rates year-over-year. Also, our average cash position increased in the first quarter of fiscal 2008, compared to the same period last year, due to cash flows from operating activities, which contributed to the further increase in interest revenue year-over-year.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

For the three months ended November 30, 2007, the foreign exchange loss amounted to $616,000 compared to a foreign exchange gain of $383,000 for the same period last year.

During the first quarter of fiscal 2008, the value of the Canadian dollar significantly and rapidly increased versusthe US dollar compared tothe previous quarter, which resulted in a significant foreign exchange loss in the first quarter of fiscal 2008.In fact, the period-end value of the Canadian dollar increased 5.6% in the first quarter of fiscal 2008, compared to the previous quarter. We also have to consider that the volume of operations denominated in foreign currency increased year-over-year, further increasing the exchange loss compared to the same period last year.

During the first quarter of fiscal 2007, the period-end value of the Canadian dollar decreased 3.1% compared to the US dollar versus the previous quarter, which resulted in a foreign exchange gain in the first quarter of fiscal 2007.

It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars and we report our results in US dollars. Consequently, the significant increase in the average value of the Canadian dollar in the first quarter of fiscal 2008, compared to the same period last year resulted in a negative impact on our financial results. This was amplified by the fact that our operating activities incurred Canadian dollar increased year-over-year.  In fact, the average value of the Canadian dollar compared to the US dollar in the first quarter of fiscal 2008 was CA$0.9901 = US$1.00 versus CA$1.1270 = US$1.00 during the same period last year, representing an increase of 13.8% in the average value of the Canadian dollar compared to the US dollar year-over-year.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any further increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

For the three months ended November 30, 2007, our income tax expense was $1.3 million compared to $781,000 for the same period last year.

We recorded a full valuation allowance against our future income tax assets until August 31, 2007, and most of our income tax expenses of prior periods represented income taxes payable at the Canadian federal level, which were reduced by research and development tax credits that were recorded against gross research and development expenses in the statements of earnings. However, on August 31, 2007, we recorded a future income tax recovery of $24.6 million for the reversal of a portion of our valuation allowance at the Canadian federal and provincial levels and the US federal level. Consequently, in the first quarter of fiscal 2008, our income tax expense was impacted by the recognition of future income taxes in some tax jurisdictions.

For the three months ended November 30, 2007, we reported an income tax expense of $1.3 million on earnings before income taxes of $1.2 million. This unusual situation mainly resulted from the fact that some expenses were non-deductible for tax purposes (mainly stock-based compensation expenses and foreign exchange losses created by the translation of financial statements of our foreign integrated subsidiaries) and the fact that we continue to maintain a valuation allowance for some of our subsidiaries at loss. In addition, we recorded income tax expenses for minimum taxes payable in certain tax jurisdictions, which taxes are not related to pre-tax earnings. Otherwise, actual tax rate would have been closer to the statutory tax rate.

For the three months ended November 30, 2006 and 2007, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended November 30,

	2007	2006

	(unaudited)

Income tax provision at combined Canadian federal and provincial statutory tax rate (32%)	$374,000	$1,380,000

Increase (decrease) due to:
Income taxed at different rates	88,000	59,000
Non-taxable income	(81,000)	(59,000)
Non-deductible expenses	222,000	254,000
Change in tax rates	(2,000)	271,000
Foreign exchange effect of translation of foreign integrated subsidiaries	127,000	80,000
Other	159,000	(123,000)
Utilization of previously unrecognized future income tax assets	−	(1,339,000)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	375,000	258,000

Income taxes	$1,262,000	$781,000

      Finally, On December 14, 2007, reductions to the Canadian federal statutory tax rate, previously announced by the Canadian federal Government were enacted. Therefore, based on our best estimates, Canadian federal future income tax assets should decrease by approximately $1,500,000, and generate a future income tax expense for the same amount. This reduction in future income tax assets will be recorded in our interim consolidated financial statements for the three- and six-month periods ending February 29, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at November 30, 2007, cash and short-term investments consisted of $132.7 million, compared to $129.8 million as at August 31, 2007, while our working capital was at $193.4 million. During the first quarter of fiscal 2008, we recorded an unrealized foreign exchange gain of $6.4 million on our cash and short-term investments. In addition, net changes in our bank loan resulted in an increase in our cash position of $699,000 during that period. On the other hand, during that same period, operating activities used $2.4 million in cash and we paid $1.6 million for the purchase of capital assets and $174,000 for the redemption of share capital. The unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the accumulated other comprehensive income in the balance sheet. This gain resulted solely from the increase of the period-end value of the Canadian dollar versus to the US dollar compared to the previous quarter.

Our short-term investments consist of commercial paper and bank acceptances issued by eight (seven as of August 31, 2007) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. None of these debt instruments are expected to be affected by a liquidity risk; 54% of or short-term investments represent bank acceptances and none of our commercial paper represents asset-backed commercial paper. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future. In addition to these assets, we have unused available lines of credit of $12.0 million for working capital and other general corporate purposes and an unused line of credit of $11.4 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our lines of credit bear interest at prime rate.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating Activities

Cash flows used by operating activities were $2.4 million for the three months ended November 30, 2007, compared to cash flows provided of $3.3 million for the same period last year. Cash flows used by operating activities in the first quarter of fiscal 2008 were mainly attributable to the net earnings after items not affecting cash of $3.3 million, offset by the negative net change in non-cash operating items of $5.7 million mainly due to the negative effect on cash of the increase of $458,000 in our income taxes and tax credits recoverable (mainly tax credits earned during the quarter not yet recovered), the increase of $612,000 in our prepaid expenses, and the decrease of $5.7 million in our accounts payable and accrued liabilities, mainly due to timing of purchases and payments. The decrease of $1.2 million in our accounts receivable (timing and sequential decrease of sales) offset in part these negative effects on cash.

Investing Activities

Cash flows provided by investing activities were $1.5 million for the three months ended November 30, 2007, compared to cash flows used of $2.3 million for the same period last year. In the first quarter of fiscal 2008, we disposed of $3.1 million worth of short-term investments but paid $1.6 million for the purchase of capital assets. For the corresponding period last year, we acquired $2.8 million worth of short-term investments and paid $811,000 for the purchase of capital assets but received $1.2 million following the sale of one of our buildings located in Rochester, NY.

Financing activities

Cash flows provided by financing activities were $525,000 for the three months ended November 30, 2007, compared to $94,000 for the same period last year. During the first quarter of fiscal 2008, changes in bank loan provided $699,000. However, during that same period, we paid $174,000 for the redemption of share capital under our share repurchase program. For the corresponding period last year, cash flows provided by financing activities were mainly due to the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at November 30, 2007, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2007 to August 2008	$27,400,000	1.1240
September 2008 to December 2009	$15,400,000	1.1199

As at November 30, 2007, the fair value of our forward exchange contracts, which represents the amount we would receive to settle the contracts, amounted to unrealized gains of $4.1 million ($3.4 million as at August 31, 2007). These unrealized gains are recorded in other receivable in the balance sheet as at November 30, 2007, and in the accumulated other comprehensive income for the three months ended as of that date.

CONTINGENCY

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated there under and Sections 11, 12 and 16 of the Securities Act of 1933.  This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with EXFO’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with EXFO’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of our underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the EXFO and our two executive officers in particular, the amended complaint alleges that (i) EXFO’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against our officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval.  The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies.  The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.  On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes.  The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006.  The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated.  EXFO's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petitionfor rehearing of that decisionand,on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement.  On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. Briefing on the motions to dismiss is scheduled to be completed in January 2008, and briefing on the class certification motion is ongoing.

Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. We will continue to defend our position in this litigation that the claims against us, and our officers, are without merit. Accordingly, no provision for this case has been made in our interim consolidated financial statements as at November 30, 2007.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share Capital

As at January 3, 2008, EXFO had 36,643,000 multiple voting shares outstanding, entitling to ten votes each and 32,334,679 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,582,728 as at November 30, 2007. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at November 30, 2007:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	9%	$9.05
Board of Directors (five individuals)	194,375	10%	$6.23
Management and Corporate Officers (eight individuals)	212,139	11%	$14.49

	586,156	30%	$10.08

Restricted Share Units (RSUs)	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	89,823	15%
Management and Corporate Officers (ten individuals)	292,442	49%

	382,265	64%

Deferred Share Units (DSUs)	Number	% of issued and outstanding

Board of Directors (five individuals)	77,378	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at November 30, 2007, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts. As at November 30, 2007, our letters of guarantee amounted to $3.8 million; these letters of guarantee expire at various dates through fiscal 2010 and the full amount was reserved from one of our lines of credit. Our forward exchange contracts are described above.

VARIABLE INTEREST ENTITY

As at November 30, 2007, we did not have interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last few years, caused our operating expenses to increase significantly. Any further increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

In addition, risks and uncertainties related to the telecommunications test and measurement industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, namely the setup of manufacturing facilities in China and a software development center in India. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, and the successful setup and activation of new operations in China and India.

Also, while strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.

Our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced telecom capital spending in North America, Europe and Asia and by general unfavorable economic conditions. In particular, sales to network service providers in North America were significantly and adversely affected by a downturn in 2001 in the telecommunications industry. If there is a recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial condition.

The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by eight high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

       For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.sedar.com in Canada or www.edgar.com in the U.S.

QUARTERLY SUMMARY FINANCIAL INFORMATION (Unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Q1-FY08	Q4-FY07	Q3-FY07	Q2-FY07

Sales	$40,985	$42,975	$39,205	$35,207
Cost of sales	$18,144	$18,109	$16,828	$14,970
Gross margin	$22,841	$24,866	$22,377	$20,237
Earnings from operations	$302	$9,102	$2,840	$2,081
Net earnings (loss)	$(93)	$33,484	$2,574	$2,684
Basic net earnings (loss) per share	$(0.00)	$0.49	$0.04	$0.04
Diluted net earnings (loss) per share	$(0.00)	$0.48	$0.04	$0.04

	Q1-FY07	Q4-FY06	Q3-FY06	Q2-FY06

Sales	$35,547	$35,733	$35,410	$35,410
Cost of sales	$15,229	$16,318	$15,453	$15,453
Gross margin	$20,318	$19,415	$19,957	$19,957
Earnings from operations	$2,759	$2,363	$3,608	$3,608
Net earnings	$3,533	$2,910	$3,504	$3,504
Basic and diluted net earnings per share	$0.05	$0.04	$0.05	$0.02